2022-2023

Capital Estimates

Budget de capital

New Nouveau Brunswick

Capital Estimates 2022-2023

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/0024/index-e.asp

December 2021

Cover:
Service New Brunswick (GS 9996)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2486-2

ISSN 0845-6372

Printed in New Brunswick

Budget de capital 2022-2023

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/0024/index-f.asp

décembre 2021

Couverture :
Service Nouveau-Brunswick (SG 9996)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-2486-2

ISSN 0845-6372

Imprimé au Nouveau-Brunswick

Think Recycling!  Pensez à recycler!

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

TABLE OF CONTENTS / TABLE DES MATIÈRES

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES /
ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2022-2023 ESTIMATE / PRÉVISIONS
340	340	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………………………………	465
500	500	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	1,745
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux……………………………………………………	1,000
25,850	26,702	Health / Santé…………………………………………………	27,050
4,100	1,410	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………	7,920
2,286	2,286	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………	2,000
41,250	41,250	Regional Development Corporation / Société de développement régional………………………………………………	35,000
12,000	12,000	Social Development / Développement social…………………………	12,000
10,700	10,700	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………….	9,020
575,388	605,405	Transportation and Infrastructure / Transports et Infrastructure…………….	650,594
673,414	701,593	TOTAL - CAPITAL EXPENDITURES / TOTAL - DÉPENSES EN CAPITAL	746,794

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES**

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
140	140	Capital Equipment / Biens d'équipement…………………………	65
200	200	Strategic Infrastructure / Infrastructure stratégique………………	400
340	340	TOTAL…………………………………………………………	465

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

CAPITAL EQUIPMENT		BIENS D'ÉQUIPEMENT

PROGRAM OBJECTIVES

To replace research and scientific equipment.

OBJECTIFS DU PROGRAMME

Pour le remplacement des équipements de recherche et du matériel scientifique.

TOTAL	65	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE

PROGRAM OBJECTIVES

To provide capital investments in strategic infrastructure projects to support the continued development of the agriculture, aquaculture and fisheries sectors.

OBJECTIFS DU PROGRAMME

Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement continu des secteurs de l'agriculture, de l'aquaculture et des pêches.

TOTAL	400	TOTAL
TOTAL - TO BE VOTED	465	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
500	500	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement..	1,745
500	500	TOTAL..	1,745

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

(In thousands of dollars / En milliers de dollars)

PUBLIC SCHOOLS - CAPITAL EQUIPMENT		ÉCOLES PUBLIQUES - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To equip schools in concert with the capital construction program.		Équiper les écoles en fonction du programme de construction d'immobilisations.
TOTAL	1,745	TOTAL
TOTAL - TO BE VOTED	1,745	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
1,000	1,000	Local Service Districts / Districts de services locaux...................…	1,000
1,000	1,000	TOTAL...……………..................	1,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

LOCAL SERVICE DISTRICTS		DISTRICTS DE SERVICES LOCAUX

PROGRAM OBJECTIVES

To assist local service districts in the purchase of emergency equipment, construction and repair of fire halls as well as repairs to community centers and recreation facilities.

TOTAL — 1,000

TOTAL - TO BE VOTED — 1,000

OBJECTIFS DU PROGRAMME

Aider les districts de services locaux à se procurer de l'équipement d'urgence, à construire et réparer les postes d'incendie et à réparer les centres communautaires et les installations de loisir.

TOTAL

TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
25,850	26,702	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement........	27,050
25,850	26,702	TOTAL............	27,050

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

PUBLIC HOSPITALS - CAPITAL EQUIPMENT		HÔPITAUX PUBLICS - BIENS D'ÉQUIPEMENT

PROGRAM OBJECTIVES

To equip hospitals in concert with the hospital construction program and fund replacement equipment valued in excess of five thousand dollars.

OBJECTIFS DU PROGRAMME

Équiper les hôpitaux en fonction du programme de construction d'hôpitaux et financer l'équipement de remplacement évalué à plus de cinq mille dollars.

TOTAL	27,050	TOTAL
TOTAL - TO BE VOTED	27,050	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE**

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
250	0	Mine Reclamation / Remise en état de mines………………………	250
3,100	660	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers……………………………………………	6,920
750	750	Sentier NB Trail Infrastructure / Infrastructure du Sentier NB Trail……………………………	750
4,100	1,410	TOTAL…………………………………	7,920

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE

(In thousands of dollars / En milliers de dollars)

MINE RECLAMATION		REMISE EN ÉTAT DE MINES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for reclamation work at mine sites.		Assurer les travaux de remise en état subséquents à l'extraction minière.
TOTAL	250	TOTAL

MUSQUASH WATERSHED INFRASTRUCTURE - CAPITAL IMPROVEMENTS		BASSIN HYDROGRAPHIQUE MUSQUASH - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the betterment of the Musquash Watershed infrastructure.		Améliorer les infrastructures du bassin hydrographique Musquash.
TOTAL	6,920	TOTAL

SENTIER NB TRAIL INFRASTRUCTURE		INFRASTRUCTURE DU SENTIER NB TRAIL
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for major repairs of Sentier NB Trail.		Réparations majeures du Sentier NB Trail.
TOTAL	750	TOTAL
TOTAL - TO BE VOTED	7,920	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
2,286	2,286	Deferred Maintenance Program / Programme d'entretien reporté…………………………………………………………	2,000
2,286	2,286	TOTAL……………………………………………...............	2,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

(In thousands of dollars / En milliers de dollars)

DEFERRED MAINTENANCE PROGRAM		PROGRAMME D'ENTRETIEN REPORTÉ

PROGRAM OBJECTIVES

Provides funding for capital maintenance
improvements to New Brunswick universities
and the Maritime College of Forest Technology.

OBJECTIFS DU PROGRAMME

Fournir un financement pour l'amélioration de
l'entretien des immobilisations aux universités du
Nouveau-Brunswick et au Collège de technologie
forestière des Maritimes.

TOTAL	2,000	TOTAL
TOTAL - TO BE VOTED	2,000	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
15,000	15,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée.............	16,500
26,250	26,250	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique………………………………	18,500
41,250	41,250	TOTAL...	35,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

CANADA - NEW BRUNSWICK INTEGRATED BILATERAL AGREEMENT		CANADA - NOUVEAU-BRUNSWICK ENTENTE BILATÉRALE INTÉGRÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for the provincial contribution to the Canada - New Brunswick Integrated Bilateral Agreement.		Financer la contribution du gouvernement provincial au Canada - Nouveau-Brunswick Entente bilatérale intégrée.
TOTAL	16,500	TOTAL

STRATEGIC INFRASTRUCTURE INITIATIVE		INITIATIVE EN MATIÈRE D'INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects in order to support economic development and create conditions for long-term job growth.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement économique et de créer les conditions nécessaires pour une croissance de l'emploi à long terme.
TOTAL	18,500	TOTAL
TOTAL - TO BE VOTED	35,000	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
9,000	9,000	Nursing Home Services - Capital Improvements / Services des foyers de soins - Améliorations des biens immobiliers………………………………………………………	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien……………………………	3,000
12,000	12,000	TOTAL……………………………………………………………	12,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

NURSING HOME SERVICES - CAPITAL IMPROVEMENTS		SERVICES DES FOYERS DE SOINS - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to complete planned improvements to Nursing Homes.		Fournir un financement pour mener à bien les améliorations planifiées dans les foyers de soins.
TOTAL	9,000	TOTAL

NURSING HOME SERVICES - CAPITAL MAINTENANCE		SERVICES DES FOYERS DE SOINS - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for unplanned capital maintenance for Nursing Homes.		Fournir un financement pour couvrir les coûts d'entretien imprévus dans les foyers de soins.
TOTAL	3,000	TOTAL
TOTAL - TO BE VOTED	12,000	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
6,425	6,335	Capital Improvements / Amélioration des installations..............	4,400
4,275	4,365	Strategic Infrastructure / Infrastructure stratégique...................	4,620
10,700	10,700	TOTAL..	9,020

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

CAPITAL IMPROVEMENTS		AMÉLIORATION DES INSTALLATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To carry out improvements to provincial parks, attractions and heritage sites.		Améliorer les installations de parcs provinciaux, d'attractions, de sites patromoniaux.
TOTAL	4,400	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects.		Fournir des investissements en capital pour des projets d'infrastructure stratégique.
TOTAL	4,620	TOTAL
TOTAL - TO BE VOTED	9,020	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE**

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2022-2023 ESTIMATE / PRÉVISIONS
46,820	40,856	Bridges / Ponts ....………	60,886
180,240	201,908	Highways / Routes ....……	181,125
10,000	12,860	Municipal Designated Highway Program / Programme d'amélioration des routes provinciales désignées dans les municipalitiés..	15,000
70,670	74,579	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés…………………………….…	81,834
18,000	18,000	Vehicle Management Agency / Agence de gestion des véhicules………………………………………………………….	22,000
249,658	257,202	Public Works and Infrastructure / Travaux publics et infrastructure…………………………………………….	289,749
575,388	605,405	TOTAL………………………………………….	650,594

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

BRIDGES		PONTS

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide for the construction of bridges, ferries and ferry landings.

Permettre la construction de ponts, de traversiers et de débarcadères.

TOTAL 60,886 — TOTAL

HIGHWAYS		ROUTES

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide for the construction and upgrading of highways.

Permettre la construction et la réfection de routes.

TOTAL 181,125 — TOTAL

MUNICIPAL DESIGNATED HIGHWAY PROGRAM — PROGRAMME D'AMÉLIORATION DES ROUTES PROVINCIALES DÉSIGNÉES DANS LES MUNICIPALITÉS

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide for capital work on provincially designated highways within municipalities.

Fournir un financement pour l'exécution de travaux d'immobilisations sur les routes provinciales désignées dans les municipalités.

TOTAL 15,000 — TOTAL

FEDERAL-PROVINCIAL COST-SHARED PROGRAM — PROGRAMME FÉDÉRAL-PROVINCIAL À FRAIS PARTAGÉS

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide funding for federal-provincial cost-shared projects for the construction and upgrading of highways and bridges.

Fournir un financement pour la réalisation de projets fédéraux-provinciaux à frais partagés en vue de la construction et de l'amélioration de routes et de ponts.

TOTAL 81,834 — TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

VEHICLE MANAGEMENT AGENCY		AGENCE DE GESTION DES VÉHICULES

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide for the purchase of vehicles and equipment for the various departments of the government of New Brunswick. / Assurer l'acquisition de véhicules et d'équipements pour les différents ministères du gouvernement du Nouveau-Brunswick.

TOTAL — 22,000 — TOTAL

PUBLIC WORKS AND INFRASTRUCTURE / TRAVAUX PUBLICS ET INFRASTRUCTURE

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide planning, design and construction services. (see Appendix A for additional details) / Offrir des services de planification, de conception et de construction. (voir l'annexe A pour plus de détails)

PROGRAM COMPONENTS — **ÉLÉMENTS DU PROGRAMME**

CAPITAL ADMINISTRATION — 3,500 — GESTION DES IMMOBILISATIONS

Administration of capital construction, improvement and renovation projects. / Administration des projets de construction, d'amélioration et de rénovation.

CAPITAL CONSTRUCTION — 200,564 — INSTALLATIONS PERMANENTES

Planning, design and construction services for public works and infrastructure. / Services de planification, de conception et de construction d'immeubles publics et de l'infrastructure.

CAPITAL IMPROVEMENTS — 85,685 — AMÉLIORATIONS DES BIENS IMMOBILIERS

Planning, design and construction services for projects involving the improvement and renovation of provincial infrastructure. / Services de planification, de conception et de construction pour l'amélioration et la rénovation de l'infrastructure provinciale.

TOTAL — 289,749 — TOTAL

TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE — 650,594 — TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

Less amounts authorized by law — 26,970 — Moins crédits autorisés par la loi

TOTAL - TO BE VOTED — 623,624 — TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2022-2023

APPENDIX A: PUBLIC WORKS AND INFRASTRUCTURE / ANNEXE A : TRAVAUX PUBLICS ET INFRASTRUCTURE
COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2021-2022 ESTIMATE / PRÉVISIONS	2021-2022 REVISED / RÉVISÉES		2022-2023 ESTIMATE / PRÉVISIONS
		PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME	
2,900	3,500	Capital Administration / Gestion des immobilisations......................	3,500
		Capital Construction / Installations permanentes	
52,160	49,910	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………	61,465
83,900	90,319	Health / Santé ……………………………………………	103,799
7,500	7,500	Justice and Public Safety / Justice et Sécurité publique……………	22,300
1,489	1,762	Service New Brunswick / Service Nouveau-Brunswick…………..	0
15,800	13,929	Transportation and Infrastructure / Transports et Infrastructure………………………………………………	13,000
160,849	163,420	Total Capital Construction / Total des installations permanentes……………………………………………………	200,564
		Capital Improvements / Améliorations des biens immobiliers	
20,000	21,648	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………	21,500
18,450	18,450	Health / Santé ……………………………………………	22,350
0	0	Justice and Public Safety / Justice et Sécurité publique……………	1,010
50	50	Legislative Assembly / Assemblée législative……...………………	60
3,814	3,814	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	4,100
43,595	46,320	Transportation and Infrastructure / Transports et Infrastructure………………………………………………	36,665
85,909	90,282	Total Capital Improvements / Total des améliorations des biens immobiliers………………………………………………	85,685
249,658	257,202	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE…………………………………	289,749